Exhibit (12)(a)

Wachovia Preferred Funding Corp. and Subsidiaries

Computation of Consolidated Ratios of Earnings to Fixed Charges

	Quarter ended Sept. 30,		Nine months ended Sept. 30,

(in thousands)	2011	2010	2011	2010
Excluding interest on deposits (1)
Income before income taxes	$192,882	202,161	654,243	503,748
Fixed charges, excluding capitalized interest	-	-	-	-
Earnings	$192,882	202,161	654,243	503,748
Interest	$-	-	-	-
One-third of rents	-	-	-	-
Capitalized interest	-	-	-	-
Fixed charges	$-	-	-	-
Consolidated ratios of earnings to fixed charges (2)	NM	NM	NM	NM

NM Not meaningful

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of Wachovia Funding. For example, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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